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                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under Section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended

 SOCIEDAD PROMOTORA DE LA TERMOELECTRICA PARA EL SUROCCIDENTE COLOMBIANO S.A.
             DISTRIBUIDORA DE ENERGIA ELECTRICA DE JAMUNDI LIMITADA
              DISTRIBUIDORA DE ENERGIA ELECTRICA DE CANDELARIA LTDA
              CENTRAL HIDROELECTRICA DEL RIO ANCHICAYA S.A. E.S.P.
                  COMPANIA DE ELECTRICIDAD DE TULUA S.A. E.S.P.
                          INTERCONEXION ELECTRICA S.A.
                               ISA GENERACION S.A.
                             GASES DE OCCIDENTE S.A.
         ...............................................................
                           (Name of foreign companies)

                         HOUSTON INDUSTRIES INCORPORATED
 ..............................................................................
    (Name of filing company, if filed on behalf of a foreign utility company)


Item 1

         The name of the entities claiming foreign utility company status are Sociedad Promotora de la Termoelectrica para el Suroccidente Colombiano S.A. ("SPT"), Distribuidora de Energia Electrica de Jamundi Limitada ("Jamundi"), Distribuidora de Energia Electrica de Candelaria Ltda ("Candelaria"), Central Hidroelectrica del Rio Anchicaya S.A. E.S.P. ("Chidral"), Compania de Electricidad de Tulua S.A. E.S.P. ("CET"), Interconexion Electrica S.A. ("ISA"), ISA Generacion S.A. ("ISAGEN") and Gases de Occidente S.A. ("GOS"). Each of the foregoing entities is a Colombian entity owned in part by Empresa de Energia del Pacifico S.A. E.S.P., a Colombian corporation ("EPSA"), the business address of which is Carrera 57, No. 11-29, Cali, Valle, Colombia. EPSA operates electric power generation, transmission and distribution facilities in 37 municipalities in the Valle del Cauca region of southwestern Colombia. A separate notification of foreign utility company status was filed for EPSA on May 30, 1997.

         Based on publicly available information, the following is a summary description of the facilities used by each of foregoing entities for the generation, transmission, and distribution of electric energy for sale or for the distribution at retail of natural gas:

         SPT is a company created to promote the construction of a coal-fired plant that will provide electricity to the Departments of Valle del Cauca, Narifio and Cauca, Colombia. Approximately 15% of the shares of SPT are owned by EPSA.






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         Jamundi is an electric distribution company that provides retail electric service to Jamundi, Colombia, which is located on the outskirts of Cali, Colombia. Approximately 80% of the shares of Jamundi are owned by EPSA.

         Candelaria is an electric distribution company that provides retail electric service to Candelaria, Colombia, which is located on the outskirts of Cali, Colombia. Approximately 55% of the shares of Candelaria are owned by EPSA.

         Chidral owns three of EPSA's seven electric generation facilities. The installed generation capacity of the three generation facilities owned by Chidral is approximately 126 megawatts. Chidral also operates a portion of EPSA's transmission and distribution system under contract with EPSA. Approximately 99.9% of the shares of Chidral are owned by EPSA.

         CET is an electric distribution company that provides retail electric service to Tulua, Colombia, which is located north of Cali, Colombia. Approximately 30% of the shares of CET are owned by EPSA.

         ISA is the state-owned national transmission company in Colombia. ISA operates approximately 6500 kilometers of transmission lines. ISA is the principal transmission company in Colombia, operating all of the 500 kV system and approximately 65% of the 230 kV system. Approximately 5% of the shares of ISA are owned by EPSA.

         ISAGEN is a national utility providing generation services in Colombia. ISA operates approximately 2500 megawatts of installed electric generation capacity. Approximately 5% of the shares of ISAGEN are owned by EPSA.

         GOS is a natural gas distribution company that has the concession for gas distribution services in the greater Cali area. Approximately 7% of the shares of GOS are owned by EPSA.


         Based on publicly available information, the following persons hold, directly or indirectly, five percent (5%) or more of any class of voting securities of EPSA: Empresas Municipales de Cali, a municipal utility providing power distribution services to the city of Cali and the neighboring town and industrial park of Yumbo ("EMCALI"); Corporacion Autonoma Regional del Valle del Cauca, a regional entity responsible for water and environmental projects in Valle del Cauca, Colombia ("CVC"); and Departmento del Valle del Cauca. Approximately 56% of the shares of EPSA currently owned by the Republic of Colombia (the "Auctioned Shares") have been deposited in a special privatization fund pending their sale pursuant to a public auction ("Auction"). The sale of the Auctioned Shares is expected to be completed on June 5, 1997. Following closing of the Auction, the Auctioned Shares will be held directly or indirectly by a consortium of investors comprised of subsidiaries or affiliates of the following corporations: Houston Industries Energy, Inc. ("HI Energy") and
La Electricidad de Caracas SACA ("EDC").


Item 2

         The name of the domestic associate public-utility company is Houston Lighting & Power Company, a Texas corporation ("HL&P"). The holding company of HL&P is Houston Industries Incorporated, a Texas corporation ("HI"). HI owns all of the outstanding voting stock of HL&P and HI Energy. HI Energy owns 50% of the outstanding voting stock of Valle Energy Ventures, Inc.,


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a Cayman Island corporation ("Valle") and 100% of the outstanding voting stock of Colombian Electricity Ventures, Inc., a Cayman Island corporation ("CEV"). It is anticipated that Valle and CEV will acquire through the Auction 44.71% and 6% of the Auctioned Shares, respectively. The remaining 6% of the Auctioned Shares will be acquired by EDC. No portion of the purchase price for the Auctioned Shares held by Valle or CEV will be paid by HL&P.



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                                    SIGNATURE


The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                     HOUSTON INDUSTRIES INCORPORATED



                                     By:   /s/ Mary P. Ricciardello
                                         ---------------------------------
                                          Mary P. Ricciardello
                                          Vice President and Comptroller
                                          (Principal Accounting Officer)


Date:  June 4, 1997




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                                 EXHIBIT INDEX

Exhibit 99.a
------------
         1. The certification of the State of Texas required under Section 33(a)(2) of the Public Utility Holding Company Act of 1935, as amended.